POLICY EXTENSION ENDORSEMENT

In consideration of the additional premium of $353, it is hereby understood and agreed that Item 2. of the Declarations, Policy Period is deleted in its entirety and replaced with the following:

1. Item 2 Policy Period:	Expiration Date: 05/30/2012
Inception Date: 04/01/2011
(Both of which begin at 12:01 a.m. local time at the address stated in item 1 above)

2.The extension of the Policy Period as indicated above shall not increase the Insurer’s maximum aggregate limit of liability for Loss under the Policy.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)

GSL 1345XX (2-07)		Policy No:	425129596
Page 1		Endorsement No:	5
Continental Insurance Company		Effective Date:	04/14/2012
Insured Name: Golub Capital BDC, Inc	© CNA All Rights Reserved.

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